

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2018

Trecia Canty
Senior Vice President, General Counsel and Secretary
PBF Logistics LP
One Sylvan Way, Second Floor
Parsippany, NJ 07054

     Re: PBF Logistics LP
         Registration Statement on Form S-3
         Filed September 14, 2018
         File No. 333-227366

Dear Ms. Canty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Natural Resources